

Female Founder & Visionary Pharmacist

Repurposing existing small molecules in ingenious ways to produce what promises to be the world's most potent bench of anti-inflammatory solutions with the least side effects enabling radical affordability and access worldwide

SeN-JaM
PHARMACEUTICAL

Jackie Iversen, RPh, MS, Founder and Head of Clinical Development

PITCH VIDEO   **INVESTOR PANEL**

INVEST IN **SEN-JAM PHARMACEUTICAL**

Revolutionizing Pain Management with Existing Therapeutics for a $17B Market

LEAD INVESTOR



Richard Goldberg

Sen-Jam's therapeutic approach could potentially revolutionize the cost effective treatment of significant maladies that affect millions of people. The company brings together three core investment priorities for me: 1) finding early stage companies with significant upside potential: 2) leveraging the talents of experienced entrepreneurial management; 3) making a meaningful difference in the world. Since my first investment in Sen-Jam, I've been impressed by how much they've accomplished with limited resources, and by the commitment and excellent communication of the founders. It has instilled enough confidence for me to increase my investment by over 20% this time.

Invested $30,000 this round & $135,000 previously

sen-jam.com   Huntington New York   Technology   Female Founder   B2B   Healthcare

Highlights

1. $217B Addressable market opportunity in the US alone

2. End of Ph 2 valuations: COVID-19 ($55M), hangover prevention ($120M), and opioid withdrawal ($261M)

3. Highly effective drugs repurposed for COVID-19, opioid withdrawal & hangover prevention

4. Extensive global IP portfolio with 40+ patents and patents pending

5. Secured key strategic partner for global distribution

6. Female founder is innovative clinical pharmacist and thought leader

7. Team is mission-oriented, with like-minded focused on worldwide healthcare and proven track record

8. Global IP includes 40 patents and patents pending

Our Team

 **Jim Iversen** Co-Founder, CEO



Executive with a consistent track record of designing + executing business strategies that deliver rapid growth in sales, profits, market share + customer satisfaction. Client remits include start-ups to late stage, often resulting in M&A transaction

We are on a mission to revolutionize not just the way we treat pain, but the way the business of pain relief treats humanity. We love the idea: Pharma for the People. Our products treat at the source; preventing symptoms vs. masking them as most therapies do today. And our products are safe & highly affordable. And that's just good for all of us.



Jackie Iversen Co-Founder, Head of Clinical Development

Jackie has extensive knowledge + capabilities in a multitude of clinical settings. Her expertise involves providing clinical pain education + having completed a research fellowship in pharmacokinetics + pain at Memorial Sloan Kettering Cancer Center.



Thomas Dahl, PhD Head of Product Development and Regulatory Affairs

Tom is an accomplished biotech/pharmaceutical executive with deep expertise in early stage ventures, including technical analysis of products and technologies, business strategy and operations, development, clinical trials design and interpretation.



Christine Leonard Head of Strategic Communications

Christine is a highly respected and award-winning marcom strategist with passion for brands that aim to improve lives. She has led marketing, consumer insight mining and communications development for world class healthcare companies big and small.



Neal Zahn Director of Global Licensing

Neal is a wildly successful and seasoned executive in the manufacturing, operations and pharmaceutical industries. He has a strong bench of skills in the biz dev arena and has fine tuned his legendary resourcefulness in building strategic alliances.

Revolutionizing Pain Management and Big Pharma So Humanity Can Thrive



Quick Investment Summary

We are on a mission to improve societal well-being by repurposing *proven* therapeutics to develop *new* therapeutics that are safe, efficacious, and accessible by all. Why? Because we actually want to solve the world's largest unmet healthcare needs and improve lives! Not very Big Pharma of us.

Sen-Jam is pursuing products to disrupt pain and inflammation. Our 3 lead products will treat the much-needed healthcare needs of:

- COVID-19 Symptoms

- Opioid Withdrawals

- Alcohol Hangover Prevention

Using our patented proprietary technology and the accelerated 505(b)2 regulatory pathway, we will revolutionize the way we treat pain and the way the

business of pain relief treats humanity. Join us as we strive to give everyone a chance at Full Strength Living!

MISSION STATEMENT
FULL STRENGTH LIVING
We Improve Societal Wellbeing by Creating
Therapeutics that are Safe, Efficacious, and Accessible

Our mission truly is to help humanity thrive and ensure the business of inflammation treats people fairly and fully. The time is now to upend this environment and restore dignity to the way pharma delivers solutions for the people, to the people.

PROBLEM:
INFLAMMATION IS THE ROOT CAUSE OF MANY AILMENTS
Yet, the consumer has few therapeutic options
that are safe, efficacious and inexpensive
INFLAMMATION AND IT'S ASSOCIATED PAIN DEBILITATES ALL OF US AT ONE TIME OR ANOTHER.
Veisalgia
(Alcohol hangover)
Opioid Withdrawal
INFLAMMATION
COVID-19
Vaccine Administration
Opioid Dependence
Arthritis
Viral Respiratory
Opioid Tolerance

Problem

Inflammation is the key to countless ailments that have a tremendous impact on billions of people globally. As a registered pharmacist, our co-founder, Jacqueline Iversen spent decades of observing the debilitating pain from inflammation in her patients. She knew there was a better way to treat a wide range of conditions including arthritis, seasonal colds and flu, and COVID-19.

A safe and effective anti-inflammatory would make a massive difference for the health concerns of so many. With recent pandemics (COVID-19), epidemics (opioids), and consistent behaviors (alcohol use), the need is even more urgent.


SOLUTION:
8 PRODUCTS THAT PREVENT INFLAMMATION
Sen-Jam's platform of eight products are being developed to revolutionize how we treat inflammation and it's associated pain symptoms by REPURPOSING two molecules: NSAID + ANTIHISTAMINE.
DON'T CHASE THE PROBLEM – PREVENT IT.
SJP-001
Veisalgia
(Alcohol hangover)
SJP-005
Opioid Withdrawal
NSAID + ANTIHISTAMINE
SJP-002C
COVID- 19
SJP-006
Opioid Dependence
SJP-007
Opioid Tolerance
SJP-004
Arthritis
SJP-002
Viral Respiratory Infection
SJP-003
Vaccine Administration

Solution

Sen-Jam Pharmaceutical is addressing that need by formulating a platform of therapeutics targeting pain and inflammation. And we found the solution already existed in safe, tested, over-the-counter drugs that weren't being used to address pain.

Our studies have shown that combining NSAIDS with Antihistamines has a

Our studies have shown that combining NSAIDs with Antihistamines has a dramatic disruptive action in the inflammatory conditions leading to acute or chronic pain. By repurposing these 2 small molecules, this simple combination product will have a massive, positive impact on major health conditions.

In addition, our products will help avoid the problems *before* they need treatment. So, we're not chasing the problem, we're preventing it!

Our three lead products -- COVID-19, Opioid Withdrawal and Alcohol Hangover -- have enormous and distinct benefits for each of their therapeutic areas. All are oral, safe, effective, affordable, and accessible to people worldwide.



SEIZE THE DAY

Innovative Technology,
Meaningful Market Opportunity

Total estimated US market size of our 3 lead assets (001, 002C AND 005): **~$17 Billion Annually**

Total Addressable Market for our First 3 Products

The annual market size of our 3 lead products is $17B per year. And that's just the beginning of our 8-product pipeline.

SJP-001	SJP-002	SJP-005
ALCOHOL HANGOVER	VIRAL RESPIRATORY INFECTION (e.g. COVID-19)	OPIOID WITHDRAWAL

Procured via OTC	Procured OTC ~~Procured via Rx~~	Procured via Rx
Take one dose orally before first drink	Take orally twice daily	Take orally (twice daily) when starting to taper off opioids for 7-14 days.
001 stabilizes and regulates the body's release of immunological substances	002 reduces inflammation	005 decreases opioid induced pro-inflammatory mediators
Prevents headache, nausea, fatigue, apathy	Prevents severe congestion and lung irritation	Prevents increased dopamine
Ensures next day productivity	Less sick days	Reduces withdrawal symptoms and opioid cravings

FULL STRENGTH LIVING



Significant Pipeline Benefits

Our lead products are remarkably robust and we have 5 other products that would be added to the flock in the near future.


ENTHUSIASM
Industry Leaders See the Impact
"Non opioid pain relief is extremely exciting! If approved, this could alter the course of the US opioid epidemic."
– Julie Van Ness, President, Real Leaders
"Sen-Jam's preclinical work shows solid promise for its lead products."
- Joris Verster, PhD, Utrecht University
"Repurposing strategy can save valuable time because the safety, manufacturing processes, and pharmaceutical characteristics of a repurposed candidate have already been reviewed by the FDA."
– Robert Malone, MD, MS
-13-

Praises from Thought Leaders

Here are some of the comments we've received around our solutions.


High Tolerability & Accessibility
SJP- 002C
A safe orally administered drug product for mild to moderate COVID-19. Used alone or with standard of care to prevent disease progression
Steroids (accessible but intolerable)
HCQ
Reducing
Preventing



COVID-19 Therapeutic (SJP-002C)

Coronaviruses, including COVID-19, are with us for the long haul and excessive inflammation is a hallmark of severe COVID-19. Introducing a simple and cost effective therapeutic to the mix of currently available treatments, will help lessen the impact of this virus worldwide.

SJP-002C will provide antiviral activity and broad spectrum anti-inflammatory capabilities, while also reducing fever and cough. This will help to prevent mild COVID from spiraling into a cytokine storm and progressing to hospitalization or death.

Scientists and clinical researchers at Duke University Medical School in Singapore were so impressed with our product that they partnered with us on our clinical trial in Katmandu, Nepal. **Why Nepal?** Because the competition for unvaccinated patients in the U.S. for the trial is far too intense.

While there's a lot of competition to get to an Oral COVID-19 therapeutic, none of the existing options or players hustling for solutions have the simplicity, accessibility, and affordability of our product.







SJP- 005
The only Rx product that treats the root cause of the problem
NARCAN (naloxone HCl) NASAL SPRAY
Masking Symptoms
Preventing Symptoms
Lucemyra
Suboxone Sublingual Film
(buprenorphine and naloxone)
Vivitrol
(naltrexone for extended-release injectable suspension)
CLONIDINE
METHADONE
Low Tolerability & Accessibility

Opioid Withdrawal Therapeutic (SJP-005)

The opioid crisis is another huge unmet need that is harrowing our society with a escalating negative social (and economic) impact each year. The number one reason people remain dependent on opioids is the excruciating effects on their bodies when they attempt withdrawal. They are in pain.

SJP-005 will reduce the painful and inflammatory effects of withdrawal, helping people ween off these dangerous opioids effectively. Our product could help MILLIONS in their fight against this crisis.

Patented FDA-approved OTC product
SJP- 001
Soon to be the only OTC FDA approved product for hangover prevention.



Alcohol Hangover Prevention Therapeutic (SJP-001)

There are an estimated 3B alcohol hangovers each year in the U.S., and hangovers cost society $180B annually in lost productivity.

SJP-001, when taken before drinking, reduces the inflammation and subsequent pain commonly referred to as hangover. People will wake up feeling refreshed and productive. SJP-001 will be the first FDA approved OTC product for the prevention of alcohol hangover.

Competition for the alcohol hangover market is modest at best with most assuming you simply have to suffer the consequences in silence. We beg to differ. Our product FAR outperforms the existing solutions and the market for this product is significant.

WORLD CLASS TEAM

Collectively the Team has Led over $80M in Exits

MANAGEMENT TEAM

 **Jim Iversen**   Co-Founder, CEO
Executive with a consistent track record of designing + executing business strategies that deliver rapid growth in sales, profits, market share + customer satisfaction. Client remits include start-ups to late stage, often resulting in M&A transaction

 **Neal Zahn**   Director of Global Licensing
Neal is a wildly successful and seasoned executive in the manufacturing, operations and pharmaceutical industries. He has a strong bench of skills in the biz dev arena and has fine tuned his legendary resourcefulness in building strategic alliances.

 **Jackie Iversen**   Co-Founder, Head of Clinical Development

SCIENTIFIC ADVISORY BOARD



Jackie has extensive knowledge + capabilities in a multitude of clinical settings. Her expertise involves providing clinical pain education + having completed a research fellowship in pharmacokinetics + pain at Memorial Sloan Kettering Cancer Center.
Thomas Dahl, PhD Head of Product Development and Regulatory Affairs
Tom is an accomplished biotech/pharmaceutical executive with deep expertise in early stage ventures, including technical analysis of products and technologies, business strategy and operations, development, clinical trials design and interpretation.
Christine Leonard Head of Strategic Communications
Christine is a highly respected and award-winning marcom strategist with passion for brands that aim to improve lives. She has led marketing, consumer insight mining and communications development for world class healthcare companies big and small.
THOMAS DAHL, PhD
• Biotech Executive & Consultant
JORIS VERSTER, PhD
• Associate Professor of Psychopharmacology at Utrecht University
ANDREW SCHOLEY, PhD
• Professor, Director for Human Psychopharmacology at Swinburne Univ
GARY ZAMMIT, PhD
• Founder/CEO of Clinilabs Drug Development Corporation
FRANCIS FARRAYE, MD, MSC
• Senior Associate Consultant in Gastroenterology and Hepatology at the Mayo Clinic where he co-directs the Inflammatory Bowel Disease Center.





Our Team

Our team reflects a strong, nimble collective of highly experienced scientists, entrepreneurs and regulatory go-getters who are passionate about doing things resourcefully and effectively. We have deep roots in traditional pharma and as such have the drive to revolutionize the way the business brings solutions to the people. We also have deep roots in building successful businesses with over $80M in exits between us!

Our talented team cares deeply about ensuring our very real solutions make massively positive impacts on the world at reasonable costs. We've seen the bad with our careers and we're creating the better with Sen-Jam.

INTELLECTUAL PROPERTY
Single Point Ingenuity of Repurposing Two Existing Small Molecules with Proven Safety
25 Patents Pending
001
• US Patent 10,420,756 and we have an open IND to begin FDA Phase I/II Clinical Trial with CRO selected
• Patents gained in Japan, Australia, & South Africa
• Patents pending in EP, South Korea, Canada, Brazil, Mexico, China, Israel, & New Zealand
• Pre-clinical study in humans published showing efficacy with statistical significance
002
• US Patent pending
002C
• US Patent pending
• In-vitro results showed > 90% reduction of SARS-CoV-2- Viral Load
• Phase 2 Clinical Trial underway
003
• US Patent 10,874,653
004
• US Patent 10,765,630
005
• US Patent pending
• Patents pending for EP, Canada & Australia
• In-vivo study results published showing 50% reduction in withdrawal signs and duration
006
• US Patent 10,675,261
• Patents pending for EP, Canada & Australia
007
• US Patent 11,129,803
-11-

Strong IP

Our IP is incredibly strong and gaining momentum every day with 25 patents and patents pending. Not just here in the U.S., but also abroad in important marketplaces that also need our solutions.

Forward-looking projections cannot be guaranteed.

Path to Market

Yes, drug development can be a long road, but our combination product repurposes two existing small molecules, putting us on the accelerated 505(b)(2) regulatory pathway.



Our goal is to sell or license each product by 2025. With a proven process and an experienced team adhered to systematic precision, we are positioned to do just that.

Forward-looking projections cannot be guaranteed.

The Ask

We are raising $5M in funding and have already raised $2.6M from an incredible investor community. We're now looking to raise the remaining funds to get us to investor community. We're now looking to raise the remaining funds to get us to our $5M goal and expedite our path-to-market activities.Forward-looking projections cannot be guaranteed.

We hope you'll join us on our mission to bring Full Strength Living to the world by providing cost-effective inflammation therapeutics to people throughout the world. It's time to upend the existing pharma environment and restore dignity to the way pharma solutions are delivered for the people, to the people.



PLEASE REACH OUT ANYTIME. OUR TEAM MEMBERS ARE DELIGHTED TO SHARE MORE DETAILS.

THANK YOU FOR YOUR INTEREST.